Strasbourg, November 2, 2005
VIA EDGAR (Correspondence)
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington D.C. 20549
U.S.A.
RE:	Second written response to the SEC Comment Letter of August 5, 2005 (File No. 005-50544) and response to subsequent SEC comments transmitted by telephone regarding Transgene’s Annual Report on Form 20-F for 2004
Dear Mr. Rosenberg:
By letter dated August 5, 2005, you provided to Transgene S.A. (the “Company”) comments (the “Written Comments”) on the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 (the “Form 20-F”). The Company responded to these comments by letter (via EDGAR correspondence) on September 6, 2005 (the “Company’s Responses”). The Company subsequently received additional comments from the Staff by telephone message (the “Telephone Comments”).
By this letter, the Company wishes to propose to the Staff amendments to Items 3 and 5 of the Form 20-F, as set forth in Annex 1 hereto, which respond to both the Written Comments and the Telephone Comments. The proposed amendments:
(1)	integrate into the Form 20-F the substance of the Company’s Responses to the Written Comments; and

(2)	provide the supplemental information, to the extent possible, requested by the Telephone Comments.
As suggested by the Staff, the Company is submitting the proposed amendments to the Staff for its review and comment. Following any changes to the proposed amendments required by the Staff and final approval by the Staff, the Company will file an amended Form 20-F.
The Company also notes for the information of the Staff that:
(i)	on September 21, 2005, the Company announced that it would be delisted from the Nasdaq effective as of September 23, 2005;

(ii)	on October 12, 2005, the Company filed post-Effective Amendment No. 1 to its Registration Statement on Form F-6 to terminate the offering made under the Registration Statement and deregister all remaining American Depositary Shares (“ADSs”); and

(iii)	the Company intends to File a Form 15 with the SEC as soon as possible following the sale by the ADS Depositary of any of the Company’s shares remaining on deposit.
For the convenience of the Staff, we have noted below, for each of the Staff’s comments, the location in the proposed amendments of the new or modified text which responds to the comment.
Société anonyme au capital de 33 665 437 € — R.C. Strasbourg B 317 540 581
11, rue de Molsheim — 67082 Strasbourg Cedex (France) Tel : + 33 3 88 27 91 00 Fax : + 33 3 88 27 91 11
www.transgene.fr

WRITTEN COMMENTS
Item 5 — Operating and Financial Review and Prospects, p.32
1.	Please refer to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under section VIII — Industry Specific Issues — Accounting and disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address : http://wwww.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.

Please disclose the following information for each of your major research and development projects:
a.	The costs incurred during each period presented and to date on the project;

b.	The nature, timing and estimated costs of the efforts necessary to complete the project;

c.	The anticipated completion dates;

d.	The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally

e.	The period in which material net cash inflows from significant projects are expected to commence.
Regarding a., if you do not maintain any research and development costs by project, disclose the fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the project.
Regarding b. and c., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.
Please see the amendments proposed for “Revenues” and “Operating Expenses” under Item 5 of Form 20-F as set forth in Annex 1 hereto.
2.	Statement on page 8 regarding technology license agreement
On page 8, you disclosed that some of your technology license agreements require you to achieve development milestones and provide for penalties in the event you cannot demonstrate sufficient efforts to reach the milestones. Please tell us whether it is reasonably likely that achieving these milestones or incurring these penalties would have a material impact on your results of operations, liquidity or financial position. If so, please disclose the nature, timing, likelihood, and amounts of these milestones and penalties, consistent with Section IV of FR-72.
Please see (a) the amendments proposed for Item 3 and (b) the last paragraph of Estimated costs required to complete our research and development projects in the proposed amendment to Item 5 of Form 20-F as set forth in Annex 1 hereto.

TELEPHONE COMMENTS
1.	Re: the nature and costs of “development of production processes”
Please see the last paragraph of Research and development costs incurred during each period and to December 31, 2004 in the proposed amendment to Item 5 of Form 20-F in Annex 1 hereto.
2.	Re: the time and costs anticipated for the termination of current phases of clinical development
Please see the penultimate paragraph of Estimated costs required to complete our research and development projects in the proposed amendment to Item 5 of Form 20-F in Annex 1 hereto.
*     *     *     *     *
In connection with our responses to your comments above, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
I would be pleased to discuss any of the above questions and our responses with you or any of your staff members at your convenience. Feel free to contact me directly by telephone +33 3 88 27 91 02, fax +33 3 88 27 91 11 or e-mail at poncet@transgene.fr.
Sincerely,
Philippe Poncet
Chief Financial Officer

Annex 1
Item 3 — Risk Factors [Proposed amendments shown in underlined italicized text]
To develop our business, we may need to obtain rights to proprietary genes and other third party technologies which may not be available or may be costly; if we do not achieve certain milestones, we may lose some of the rights we have already obtained.
     We currently investigate and use certain gene sequences or proteins encoded by those sequences that are or may become patented by others. As a result, we may be required to obtain licenses to these gene sequences or proteins or other technology in order to test, use or market products. We may not be able to obtain these licenses on terms favorable to us, if at all. In connection with our efforts to obtain rights to these gene sequences or proteins, we may find it necessary to convey rights to our technology to others. Some of our gene transfer products may require the use of multiple proprietary technologies. Consequently, we may be required to make cumulative royalty payments to several third parties. These cumulative royalties could be commercially prohibitive. We may not be able to successfully negotiate royalty arrangements.
     For the reasons described above, we have already entered into some technology license agreements in connection with our development of gene transfer products. Some of these license agreements require us to achieve development milestones and provide for penalties in the event we cannot demonstrate sufficient efforts to reach the milestones. These agreements represent generally a contractual obligation to diligently pursue the development of the licensed technology. If we fail to achieve these milestones, the licensor may terminate these license agreements with relatively short notice to us. We would not incur direct monetary penalties but rather would face early termination of the license agreement, if no extension can be obtained from the licensor.
     We believe that it is very unlikely that we would not be able to demonstrate sufficient efforts in the development of our product candidates. However, should this happen, we may have to cease the development of our product candidate which was using the licensed technology or redesign part of the product or process involved, causing delays and additional costs. However, we cannot estimate in advance with any reasonable accuracy the extent of these delays and costs, since they would depend on the precise nature of the technology involved.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS [Proposed amendments shown in underlined italicized text]
Results of Operations
Year ended December 31, 2004 Compared to Year ended December 31, 2003
     Revenues
     For 2004, revenues were unchanged at €2.5 million, compared to 2003.

     Contract research and manufacturing. Reimbursements from AFM for our research and development in muscular dystrophy amounted to €1.101 million and €1.218 million in 2004 and 2003, respectively. For 2004, we also earned revenues of €0.7 million from contract manufacturing of pre-clinical lots of constructs for Merial, the International AIDS Vaccine Initiative (IAVI) and bioMérieux. We expect that the revenues from the manufacturing of clinical lots for Eurovac, most of which were received during 2004 and recorded in our consolidated financial statements as deferred revenues, will be recognized for the year ended December 31, 2005 upon our customer’s final acceptance of the remaining batches, which are to be delivered in the first half of 2005.
     Licensing. Royalties and fees earned on out-licensed technologies contracts decreased to €0.7 million in 2004 from €1.0 million in 2003. These revenues resulted primarily from royalties earned on the Raboral anti-rabies vaccine marketed by Merial, while revenues for 2003 also included the up-front fee earned on the license contract signed with Merck & Co., Inc in January 2003. The license contract with Merck is for the use of technology we developed to permit the highly efficient and rapid generation of recombinant viral vectors.
     As stated in the Risk Factor section in Item 3, there is no certainty that any products which we are currently developing will demonstrate adequate therapeutic efficacy or achieve commercial use. As a result, we do not expect to generate material net cash inflows from the commercial sale of products in the foreseeable future, and we may never generate revenues from the sale of products.
     Operating expenses
     Operating expenses decreased 1% to €24.2 million for 2004 from €24.4 million for 2003.
     Research and development. Research and development expenses decreased 1.2% to €20.0 million for 2004 from €20.3 million for 2003. Expenses for clinical trials decreased in 2004, as we included 56 patients in 2004, compared to 149 patients in 2003, due to the completion of the patient inclusions in our Phase II MVA-Muc1-IL2 and MVA-HPV-IL2 clinical trials. Manufacturing costs increased slightly in 2004 compared to 2003 mainly due to the increased manufacturing activity for third parties. In 2004, patent maintenance costs and research and development support costs were overall unchanged compared to 2003.
     As stated in the “Strategy” section of Item 4, Transgene announced in February 2005 that it is concentrating its resources on a streamlined product portfolio, which consists of three mid-stage development product candidates: the anti-cancer vaccine MVA-MUC1-IL2, the therapeutic vaccine MVA-HPV-IL2 against Human Papilloma virus infection, and the anti-cancer immunotherapy product Ad-IFNy;.
Research and development costs incurred during each period and to December 31, 2004
     MVA-MUC1-IL2: During the years ended December 31, 2004, 2003 and 2002, Transgene incurred approximately €2.9 million, €3.7 million and €4.4 million, respectively, of expenses on the development of this product candidate. Transgene incurred approximately €27 million of expenses on the development of this product candidate since the initiation of the program in 1992 until December 31, 2004.

     MVA-HPV-IL2: During the years ended December 31, 2004, 2003 and 2002, Transgene incurred approximately €1.6 million, €2.7 million and €3.8 million, respectively, of expenses on the development of this product candidate. Since the commencement of this program in 1992 until December 31, 2004, an estimated €21 million has been spent on the development of this product candidate.
     Ad-IFNy: During the years ended December 31, 2004, 2003 and 2002, Transgene incurred approximately €3.7 million, €2.5 million and €2.0 million, respectively, of expenses on the development of this product candidate. An estimated €13 million has been spent on the project since inception in 1995 until December 31, 2004.
     The costs stated above include direct costs incurred on the projects in the fields of research, production, intellectual property and clinical trials as well as an allocation of indirect research and development support costs and general and administrative expenses. They do not include costs incurred for the development of production processes which are shared among projects using the same technology platform (either MVA or Adenovirus vectors). Costs incurred through December 31, 2004 relating to the adenovirus and MVA production processes amounted to €16.8 million and €8.9 million, respectively.
Estimated costs required to complete our research and development projects
     The MVA-MUC1-IL2 cancer therapeutic vaccine completed Phase II clinical trials in early 2005 and is planned to enter into a randomized, controlled Phase IIb trial at the end of 2005 for the treatment of non-small cell lung cancer, in combination with standard chemotherapy.
     The MVA-HPV-IL2 therapeutic vaccine is currently in Phase II clinical trials for the treatment of Cervical Intraepithelial Neoplasia (CIN 2-3).
     Ad-IFNy, a non-specific immunotherapy product candidate for the treatment of primary cutaneous lymphoma, is currently in Phase I/II clinical trials.
     We are unable to estimate with any certainty the timing and costs necessary to complete our research and development projects. Clinical development timelines, likelihood of success and total development costs vary widely and unpredictably for biotechnology product candidates such as ours. As disclosed in the Risk Factor section in Item 3 , our business involves significant uncertainties that make it very difficult, if not impossible, to provide reliable estimates on timing and costs to project completion. For example, our potential products must undergo further rigorous clinical testing and regulatory approvals, which could substantially delay or prevent us from marketing any products. These approval processes are typically lengthy and expensive, and approval is never certain. Clinical trials duration and costs are contingent upon the number of patients required, the patient follow-up time, the patient enrolment rate and speed, and the substantive results of the clinical trials cannot be predicted. Our business is also subject to uncertainties associated with obtaining and enforcing patent rights and competition from other products. Furthermore, we intend to enter into collaborative agreements with third parties for the development and commercialisation of MVA-MUC1-IL2 and MVA-HPV-IL2. In such cases, the development duration and costs would depend not only on Transgene, but also on the development plans of these third parties.

     As indicated above and in the Risk Factor section in Item 3, it is not possible to provide reliable estimates of the time and costs necessary to complete our research and development projects, particularly since the results of clinical testing, changes in the regulatory environment, developments regarding relevant patents and total capital requirements are so unpredictable. The length of our current clinical-trial phases until completion may vary depending on patient-enrolment rate, patient follow-up time and regulatory requirements on our clinical procedures. For the same reasons, the cost to completion of our current phases of clinical trials cannot be estimated with reasonable reliability.
     Nevertheless, if important potential collaborators judge that Transgene is unable to successfully complete its development projects in a timely manner, Transgene may not be able to enter into collaborative agreements. As a result, Transgene’s capital requirements would significantly increase and it would suffer an adverse impact on liquidity by placing a greater burden on the Company’s cash resources.